UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No: 1)*

Forma Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34633R104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Lilly Ventures Fund I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 339,191(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 339,191(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,191(1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

As described in Items 5-9 above, Lilly Ventures Fund I LLC (“LV”) directly holds 339,191 shares of the Issuer’s Common Stock. Eli Lilly and Company (“Eli Lilly”) has voting and dispositive power over the shares held by LV. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(2)	This percentage is calculated based upon 47,404,601 outstanding shares of Common Stock of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2021.

1.	Names of Reporting Persons Eli Lilly and Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 339,191(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 339,191(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,191(1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

As described in Items 5-9 above, LV directly holds 339,191 shares of the Issuer’s Common Stock. Eli Lilly has voting and dispositive power over the shares held by LV. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(2)	This percentage is calculated based upon 47,404,601 outstanding shares of Common Stock of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2021.

Item 1.	Name of Issuer

(a)	Name of Issuer:

Forma Therapeutics Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 500

Arsenal Street, Suite 100

Watertown, Massachusetts 02472

Item 2.	Name of Person Filing

(a)	Name:

Lilly Ventures Fund I LLC

Eli Lilly and Company

(b)	Address of Principal Business Office:

c/o Lilly Corporate Center

Indianapolis, Indiana 46285

(c)	Citizenship:

Lilly Ventures Fund I LLC                                         Delaware limited liability company

Eli Lilly and Company                                                Indiana corporation

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

34633R104

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

All ownership information is as of December 31, 2021.

(a)	Amount Beneficially Owned: See Item 9 of Cover Sheet.

(b)	Percent of Class: See Item 11 of Cover Sheet.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Sheet.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Sheet.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Sheet.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Sheet.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Member of the Group

Not Applicable.

Item	9. Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022	LILLY VENTURES FUND I LLC

	By:	*
Authorized Signatory

ELI LILLY AND COMPANY

	By:	**
Authorized Signatory

*By:	/s/ Christopher Anderson
Christopher Anderson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney for Lilly Ventures Fund I LLC filed on the date hereof with the Securities and Exchange Commission and attached as an exhibit hereto.

**By:	/s/ Christopher Anderson
Christopher Anderson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney for Eli Lilly and Company filed on the date hereof with the Securities and Exchange Commission and attached as an exhibit hereto.